Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of TIAN RUIXIANG Holdings Ltd (the “Company,” “we,” “our,” or “us”) for the six (6) months ended April 30, 2024, furnished and included with this report as Exhibit 99.1

Overview

We are a holding company incorporated in the Cayman Islands. We are not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE, TRX ZJ, which was established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, which are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company, under accounting principles generally accepted in the United States (“U.S. GAAP”), is deemed to have a controlling financial interest in, and be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure.

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance. TRX ZJ acts on behalf of its customers seeking insurance coverage from insurance companies and take pride in its premium customer service.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to its individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with 17 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to its customers.

For the six months ended April 30, 2024, 92.5% of TRX ZJ’s total revenue was attributed to its top five insurance company partners, and the following three insurance companies each accounted for more than 10% of its total revenues: Ping An Property Insurance Co., Ltd. Hangzhou Branch, China United Property Insurance Co., Ltd. Hangzhou Branch, and China Huanong Property & Casualty Insurance Co., Ltd. accounted for 49.0%, 15.3% and 15.0% of TRX ZJ’s total revenue, respectively.

For the six months ended April 30, 2023, 85.4% of TRX ZJ’s total revenue was attributed to its top five insurance company partners, and the following three insurance companies each accounted for more than 10% of its total revenue: Ping An Property Insurance Co., Ltd. Shaoxing Branch, China Life Property Insurance Co., Ltd. Hefei Branch, and Yong An Property Insurance Co., Ltd. Hangzhou Branch accounted for 36.2%, 23.8% and 11.9%, respectively.

TRX ZJ operates 7 branches as of the date of this report. For the six months ended April 30, 2024, TRX ZJ had 194 institutional customers and 166 individual customers.

In February 2024, pursuant to a business strategy to expand our business to the Hong Kong insurance brokerage market, TRX HK acquired Peak Consulting Services Limited (“Peak”), which is a licensed insurance brokerage in Hong Kong.  As of the date of this report, Peak has not generated any revenue.

Revenue Category

As a broker of insurance products, TRX ZJ derives its revenue from commissions paid by insurance carriers, typically calculated as a percentage of the premiums paid by the insured to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss included in this report.

The following table illustrates the breakdown of TRX ZJ’s commissions by insurance products for the six months ended April 30, 2024 and 2023.

	Six Months Ended April 30, 2024		Six Months Ended April 30, 2023
		Percentage		Percentage
		of		of
		Total		Total
	Revenue	Revenue	Revenue	Revenue
Property and Casualty Insurance
Commercial Property Insurance	$48,932	27.4%	$377,189	52.0%
Guarantee Insurance	—	—	155,144	21.4%
Liability Insurance	121,384	68.1%	97,486	13.4%
Automobile Insurance
Supplemental	2,075	1.2%	1,226	0.2%
Mandatory	48	0.0%	356	0.1%
Accidental Insurance	2,363	1.3%	2,019	0.3%
Other Insurances
Health Insurance	3,444	1.9%	73,171	10.1%
Life Insurance	99	0.1%	1,391	0.2%
Miscellaneous Insurances	—	—	16,877	2.3%
Total	$178,345	100.0%	$724,859	100.0%

Critical Accounting Policies

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2024 and 2023 include the useful life of intangible assets, the assumptions used in assessing impairment of long-term assets, the fair value of the consideration given and assets acquired and liabilities assumed in the asset acquisition of Peak, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s revenue is derived from contracts with customers for provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums.  Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

No allowance for cancellations has been recognized for its brokerage services, as the Company estimates, based on its past experience, that the cancellations of policies rarely occur. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellations of policies were 0.6% and 0.6% of the total commission revenue for the six months ended April 30, 2024 and 2023, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested. Based on historical experience, claim service calls and related labor costs have been minimal. The Company did not spend time in connection with the claim process services provided to the insureds for the six months ended April 30, 2024 and 2023, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting or on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent Accounting Pronouncements

For details of applicable new accounting standards, please, refer to Recent Accounting Pronouncements in Note 3 of our unaudited condensed consolidated financial statements in this report.

RESULTS OF OPERATIONS

This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Results of Operations for the Six Months Ended April 30, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the six months ended April 30, 2024 and 2023.

	Six Months Ended April 30,		Changes in
	2024	2023	Amount	Percentage
Revenue	$178,345	$724,859	$(546,514)	(75.4)%
Operating expenses:
Selling and marketing	1,149,083	1,564,353	(415,270)	(26.5)%
General and administrative	1,992,092	1,088,492	903,600	83.0%

Total operating expenses	3,141,175	2,652,845	488,330	18.4%

Loss from operations	(2,962,830)	(1,927,986)	(1,034,844)	53.7%

Other income, net	371,579	461,736	(90,157)	(19.5)%

Loss before income taxes	(2,591,251)	(1,466,250)	(1,125,001)	76.7%

Income taxes	14,098	20,003	(5,905)	(29.5)%

Net loss	(2,605,349)	(1,486,253)	(1,119,096)	75.3%

Foreign currency translation adjustment	261,504	1,485,978	(1,224,474)	(82.4)%

Comprehensive loss	$(2,343,845)	$(275)	$(2,343,570)	852,207.3%

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by the insureds to the insurance carriers in China.

Revenue for the six months ended April 30, 2024 totaled $178,345, a decrease of $546,514, or 75.4%, compared with $724,859 for the six months ended April 30, 2023. This significant decrease was primarily attributable to a significant decrease in the commissions from commercial property insurance of approximately $328,000, a decrease in the commissions from guarantee insurance of approximately $155,000, a decrease in the commissions from health insurance of approximately $70,000, and a decrease in the commissions from other miscellaneous insurance of approximately $17,000. The aforementioned decreases, mainly due to the loss of certain company partners, were partially offset by an increase in the commissions from liability insurance of approximately $24,000, which was driven by our efforts on the distribution of liability insurance products. The Company plans to expand its business into the Hong Kong insurance brokerage market in an effort to increase its revenue.

Operating Expenses

During the six months ended April 30, 2024 and 2023, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Selling and marketing expenses amounted to $1,149,083 for the six months ended April 30, 2024, as compared to $1,564,353 for the six months ended April 30, 2023, a decrease of $415,270, or 26.5%. The decrease was mainly attributable to a decrease in advertising costs of approximately $378,000 due to our decreased advertising activities, and a decrease in other miscellaneous items of approximately $37,000.

Our selling and marketing expenses as a percentage of revenue for the six months ended April 30, 2024 increased to 644.3% from 215.8% for the six months ended April 30, 2023. The increase was primarily attributable to a significant decrease in our revenue.

General and Administrative

General and administrative expenses amounted to $1,992,092 for the six months ended April 30, 2024, as compared to $1,088,492 for the six months ended April 30, 2023, an increase of $903,600, or 83.0%.

For the six months ended April 30, 2024 and 2023, general and administrative expenses consisted of the following:

	Six Months Ended April 30,		Changes in
	2024	2023	Amount	Percentage
Professional fees	$391,200	$735,314	$(344,114)	(46.8)%
Compensation and related benefits	1,521,846	290,810	1,231,036	423.3%
Depreciation and amortization	30,896	1,017	29,879	2,938.0%
Rent and related utilities	34,631	49,322	(14,691)	(29.8)%
Others	13,519	12,029	1,490	12.4%
	$1,992,092	$1,088,492	$903,600	83.0%

●	Professional fees primarily consisted of legal fees, audit fees, consulting fees, and other fees. For the six months ended April 30, 2024, professional fees decreased by $344,114, or 46.8%, as compared to the six months ended April 30, 2023. The decrease was mainly attributable to a decrease in professional services providers. We expect that our professional fees will remain in its current level with minimal increase in the near future.
●	For the six months ended April 30, 2024, compensation and related benefits increased by $1,231,036, or 423.3%, as compared to the six months ended April 30, 2023. The significant increase was primarily attributable to an increase in the stock-based compensation of approximately $1,270,000, reflecting the value of our Class A ordinary shares granted to our management, offset by a decrease in the management’s compensation and related benefits of approximately $39,000 resulting from the laying off our personnel. We expect that our compensation and related benefits will decrease in the near future.
●	For the six months ended April 30, 2024, depreciation and amortization increased by $29,879, or 2,938.0%, as compared to the six months ended April 30, 2023. The increase was mainly due to the increased amortization of intangible assets resulting from our Peak acquisition.
●	For the six months ended April 30, 2024, rent and related utilities decreased by $14,691, or 29.8%, as compared to the six months ended April 30, 2023. The decrease was mainly due to the decreased monthly rent driven by decreased office space.
●	Other general and administrative expenses were primarily comprised of travel and entertainment, office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the six months ended April 30, 2024, other general and administrative expenses increased by $1,490, or 12.4%, as compared to the six months ended April 30, 2023.

Loss from Operations

As a result of the foregoing, for the six months ended April 30, 2024, loss from operations amounted to $2,962,830, as compared to $1,927,986 for the six months ended April 30, 2023, resulting in a change of $1,034,844, or 53.7%.

Other Income (Expense)

Other income (expense) primarily includes interest income, and miscellaneous expense and income. Other income, net, totaled $371,579 for the six months ended April 30, 2024, as compared to $461,736 for the six months ended April 30, 2023, a decrease of $90,157, or 19.5%, which was attributable to a decrease in the interest income of approximately $119,000 mainly due to our decreased investments in wealth management products with underlying bonds, offered by a private entity, and a decrease in other expense of approximately $29,000.

Income Taxes

Income taxes expense was 14,098 for the six months ended April 30, 2024, as compared to $20,003 for the six months ended April 30, 2023, a decrease of $5,905, or 29.5%. The decrease in income taxes expense was primarily attributable to a decrease in the taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $2,605,349 for the six months ended April 30, 2024, as compared to $1,486,253 for the six months ended April 30, 2023, a change of $1,119,096, or 75.3%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of April 30, 2024, these two individuals owned in the aggregate 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to a non-controlling interest was $1 and $0 for the six months ended April 30, 2024 and 2023, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $2,605,348 or $2.68 per share (basic and diluted) for the six months ended April 30, 2024, as compared with $1,486,253 or $2.50 per share (basic and diluted) for the six months ended April 30, 2023, a change of $1,119,095, or 75.3%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of Peak is the Hong Kong dollar (“HKD”), and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation gain of $261,516 and $1,485,978 for the six months ended April 30, 2024 and 2023, respectively. This non-cash income had the effect of decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,343,833 and $275 for the six months ended April 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At April 30, 2024 and October 31, 2023, we had cash and restricted cash of approximately $28,157,000 and $695,000, respectively. These funds are mainly kept in financial institutions located in China.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to TRX through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from October 31, 2023 to April 30, 2024:

	April 30,	October 31,	Changes in
	2024	2023	Amount	Percentage
Working capital:
Total current assets	$28,255,209	$27,618,624	$636,585	2.3%
Total current liabilities	5,584,333	3,062,868	2,521,465	82.3%
Working capital	$22,670,876	$24,555,756	$(1,884,880)	(7.7)%

Our working capital decreased by $1,884,880 to $22,670,876 at April 30, 2024 from $24,555,756 at October 31, 2023. The decrease in working capital was primarily attributable to a significant decrease in short-term investments of approximately $26,797,000 due to the sale of short-term investments in the six months ended April 30, 2024, an increase in acquisition payable of approximately $1,875,000 resulting from our Peak acquisition, an increase in salary payable of approximately $89,000, an increase in accrued liabilities and other payables of approximately $450,000 mainly driven by the increase in expenses paid by third parties on our behalf in the six months ended April 30, 2024, and an increase in due to related parties of approximately $137,000 resulting from expenses paid by our related parties on behalf of us in the six months ended April 30, 2024, offset by a significant increase in cash of approximately $27,454,000 mainly due to the sale of short-term investments resulting from our decreased investments in wealth management products with underlying bonds offered by a private entity in six months ended April 30, 2024.

Because the exchange rate conversion is different for the condensed consolidated balance sheets and the unaudited condensed consolidated statements of cash flows, the changes in assets and liabilities reflected on the unaudited condensed consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the condensed consolidated balance sheets.

Cash Flows for the Six Months Ended April 30, 2024 Compared to the Six Months Ended April 30, 2023

The following summarizes the key components of our cash flows for the six months ended April 30, 2024 and 2023:

	Six Months Ended April 30,
	2024	2023
Net cash provided by operating activities	$258,210	$761,583
Net cash provided by investing activities	27,414,831	35,115,075
Net cash provided by financing activities	57,987	—
Effect of exchange rate on cash and restricted cash	(269,071)	84,307
Net increase in cash and restricted cash	$27,461,957	$35,960,965

Net cash flow provided by operating activities for the six months ended April 30, 2024 was $258,210, which primarily reflected the non-cash items adjustment mainly consisting of stock-based compensation and service expense of $2,270,000 due to shares granted for services, and the changes in operating assets and liabilities mainly consisting of an increase in salary payable of approximately $92,000, and an increase in accrued liabilities and other payables of approximately $519,000, mainly due to the increase in expenses paid by third parties on our behalf in the six months ended April 30, 2024, offset by an increase in interest receivable of $78,000, and our consolidated net loss of approximately $2,605,000.

Net cash flow provided by operating activities for the six months ended April 30, 2023 was $761,583, which primarily reflected the non-cash items adjustment mainly consisting of amortization of right-of-use assets of approximately $55,000 and stock-based compensation and service expense of $1,068,000 due to shares granted for services, and the changes in operating assets and liabilities mainly consisting of a decrease in interest receivable of approximately $262,000 resulting from our collection of note related interest in the six months ended April 30, 2023, a decrease in other assets of approximately $55,000, an increase in salary payable of approximately $204,000, and an increase in due to related parties of approximately $683,000 driven by expenses paid by our related parties on behalf of us in the six months ended April 30, 2023, offset by an increase in accounts receivable of approximately $60,000, and our consolidated net loss of approximately $1,486,000.

Net cash flow provided by investing activities was $27,414,831 for the six months ended April 30, 2024 as compared to $35,115,075 for the six months ended April 30, 2023. During the six months ended April 30, 2024, we received cash on Peak acquisition of approximately $78,000 and received proceeds from sale of short-term investments of approximately $27,337,000. During the six months ended April 30, 2023, we received proceeds from note receivable of $7,500,000 and proceeds from sale of short-term investments of approximately $27,615,000.

Net cash flow provided by financing activities was $57,987 for the six months ended April 30, 2024. During the six months ended April 30, 2024, we received proceeds from related parties’ borrowings of approximately $94,000, offset by repayments made for related parties’ borrowings of approximately $36,000.

There was no financing activity during the six months ended April 30, 2023.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and the development of business opportunities. These uses of cash will depend on numerous factors including our revenue, and our ability to control costs. All funds received will be expended in the furtherance of growing our business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements to finance our current business;
●	The use of capital for development of business opportunities;
●	Addition of personnel as the business grows; and

We estimate that our available cash together with our cash flow from operations will be sufficient to meet our anticipated cash requirements for the next twelve months.

Off-Balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,
●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,
●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and
●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the six months ended April 30, 2024 and 2023, we had unrealized foreign currency translation gain of approximately $262,000 and $1,486,000, respectively, because of changes in the exchange rate.

Concentrations of Credit Risk

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $69,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2024, cash balances held in the PRC were approximately RMB 203,153,000 (approximately $28,056,000), of which, approximately RMB 202,133,000 (approximately $27,915,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At April 30, 2024, cash balance of approximately HKD 611,000 (approximately $78,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 111,000 (approximately $14,000) was not insured by the Hong Kong Deposit Protection Board.

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Inflation

As of the date of this report, the effect of inflation on our revenue and operating results was not significant.